Filed by Cooper Industries plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton Corporation
Filer’s SEC File No.: 1-31330
                                                                                                                                                          Date: October 12, 2012

News Release

For Immediate Release

For information contact:

Kyle McClure

Director, Treasury and Investor Relations

713-209-8631

kyle.mcclure@cooperindustries.com

Cooper Industries Board Declares Dividend

Dublin, October 12, 2012 - The Board of Directors of Cooper Industries plc (NYSE:CBE) has declared a regular quarterly dividend of $0.21 on each share of the Company’s outstanding common stock.  The dividend is payable November 16, 2012, to shareholders of record on November 1, 2012.

On October 26, 2012, in connection with the previously announced transaction with Eaton Corporation (NYSE: ETN), both companies will hold special meetings to seek approval from shareholders to adopt the transaction agreement and approve the merger and certain related proposals.   Provided approval is received from both Cooper and Eaton shareholders, the transaction with Eaton is expected to close after customary regulatory approvals.

About Cooper Industries

Cooper Industries plc (NYSE: CBE) is a global electrical products manufacturer with 2011 revenues of $5.4 billion.  Founded in 1833 Cooper's sustained success is attributable to a constant focus on innovation and evolving business practices, while maintaining the highest ethical standards and meeting customer needs.  The Company has seven operating divisions with leading market positions and world-class products and brands, including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products.  With this broad range of products, Cooper is uniquely positioned for several long-term growth trends including the global infrastructure build-out, the need to improve the reliability and productivity of the electric grid, the demand for higher energy-efficient products and the need for improved electrical safety.  In 2011 sixty-two percent of total sales were to customers in the industrial and utility end-markets and forty percent of total sales were to customers outside the United States.  Cooper has manufacturing facilities in 23 countries as of 2011.  For more information, visit the website at www.cooperindustries.com.

Forward-looking statements

Statements in this release that are not strictly historical, including statements regarding the expected timetable for completing the Eaton transaction that we believe or anticipate will or may occur in the future, are "forward-looking" statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties.  There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements.  These factors include risks and uncertainties related to, among other things: the uncertainty of regulatory approvals; and the parties' ability to satisfy the closing conditions and consummate the transaction.  Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Cooper’s SEC filings including Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report for the quarter ended June 30, 2012.  These forward-looking statements speak only as of the date of this release and Cooper does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.